UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                              CASPIAN SERVICES INC.
                                (Name of Issuer)

                             COMMON STOCK, PAR VALUE
                                $0.001 PER SHARE
                         (Title of Class of Securities)

                                    268711108
                                 (CUSIP Number)

                                 Joanne Tuckman
                             Chief Financial Officer
                             Firebird Management LLC
                        152 West 57th Street, 24th Floor
                               New York, NY 10019

                                 (212) 698-9260
                       ------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 APRIL 11, 2006
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358438109

1     Names of Reporting Persons.      Firebird Avrora Advisors LLC
      I.R.S. Identification Nos. of above persons (entities
      only)                    [                ]
      --------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See
      Instructions)
      (a) [ ]
      (b) [ ]
----------------------------------------------------------------------------
3            SEC Use Only

----------------------------------------------------------------------------
4            Source of Funds (See Instructions)
      AF
----------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

      [ ]
----------------------------------------------------------------------------
6     Citizenship or Place of Organization
      New York
----------------------------------------------------------------------------
                     7    Sole Voting Power
                          --------------------------------------------------
Number of            8    Shared Voting Power               950,000
                          --------------------------------------------------
Shares Bene-         9    Sole Dispositive Power
                          --------------------------------------------------
ficially Owned       10   Shared Dispositive Power          950,000
                          --------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                               1,962,500

----------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      [  ]
----------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)           4.72%
----------------------------------------------------------------------------
14    Type of Reporting Person (See

      Instructions)                                               1A
----------------------------------------------------------------------------

CUSIP No. 358438109

1     Names of Reporting Persons.      FGS Advisors, LLC
      I.R.S. Identification Nos. of above persons (entities only)      [       ]
      --------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See
      Instructions)
      (a) [ ]
      (b) [ ]
----------------------------------------------------------------------------
3            SEC Use Only

----------------------------------------------------------------------------
4     Source of Funds (See Instructions)
      AF
----------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
      [  ]
----------------------------------------------------------------------------
6     Citizenship or Place of Organization
      New York
----------------------------------------------------------------------------
                     7    Sole Voting Power
                          ----------------------------------------------
Number of            8    Shared Voting Power                1,875,000
                          ----------------------------------------------
Shares Bene-         9    Sole Dispositive Power
                          ----------------------------------------------
ficially Owned       10   Shared Dispositive Power           1,875,000
                          ----------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                 3,240,000
-----------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      [  ]
----------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)         7.72%
----------------------------------------------------------------------------
14    Type of Reporting Person (See

      Instructions) IA
----------------------------------------------------------------------------

CUSIP No. 358438109

1     Names of Reporting Persons.      Firebird Management LLC
      I.R.S. Identification Nos. of above persons (entities only)  [           ]
      --------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See
      Instructions)
      (a) [ ]
      (b) [ ]
----------------------------------------------------------------------------
3            SEC Use Only
----------------------------------------------------------------------------
4     Source of Funds (See Instructions)
      AF
----------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
      [ ]
----------------------------------------------------------------------------
6     Citizenship or Place of Organization
      New York
----------------------------------------------------------------------------
                     7    Sole Voting Power
                          --------------------------------------------------
Number of            8    Shared Voting Power                  575,000
                          --------------------------------------------------
Shares Bene-         9    Sole Dispositive Power
                          --------------------------------------------------
ficially Owned       10   Shared Dispositive Power             575,000
                          --------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                 1,972,500
----------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      [ ]
----------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)           4.75%
----------------------------------------------------------------------------
14    Type of Reporting Person (See
      Instructions)                                               1A
----------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

     This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on October 6, 2003 and amended on February 2, 2004 and February 28, 2005 (the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Caspian Services Inc., a Nevada corporation (the "Company"). The address of the principal executive office of the Company is 2319 Foothill Boulevard, Suite 250, Salt Lake City, Utah 84109.

     Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 3 as follows:

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The full amount of the purchase price of $10 million in respect of the Reporting Persons' acquisition of shares of Common Stock on April 11, 2006 and April 19, 2006 was paid from the working capital of the private investment funds that purchased the subject securities at the direction of the Reporting Persons. (Please see Item 5 below.) As discussed in Item 5 below, certain of the shares of Common Stock acquired on April 11, 2006 are issuable to such private investment funds upon the exercise at any time prior to the third anniversary of the issuance of such warrants (each, as "Stock Warrant" and collectively the "Stock Warrants") by the Reporting Persons.

ITEM 4.     PURPOSE OF TRANSACTION

      The disclosure under Item 4 is supplemented by the addition of the following:

      The shares of Common Stock to which this Amendment No. 3 relate have been acquired for investment purposes.

     James D. Passin was previously appointed as a member of the Board of Directors of the Company pursuant to the 2003 Purchase Agreement described in the Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      Items 5(a) and (b) are hereby amended to read in their entirety as follows:

     (a) The Reporting Persons together beneficially own a total of 7,175,000 shares of Common Stock of the Company, representing 17.19% of the total issued and outstanding shares of Common Stock, consisting of (i) an aggregate of 1,700,000 shares of Common Stock purchased at the closing of the Stock Purchase Agreement dated September 26, 2003 described in the Schedule 13D, (ii) an aggregate of 1,000,000 shares of Common Stock purchased at the closing of the Stock Purchase Agreement dated January 26, 2004 described in Amendment No. 1,
(iii) an aggregate of 300,000 shares of Common Stock purchased at the closing of the Subscription Agreements dated January 25, 2005 and January 26, 2005 described in Amendment No. 2, (iv) an aggregate of 2,000,000 shares of Common Stock purchased at the closing of the Subscription Agreements dated March 29, 2006 and March 30, 2006, (v) an aggregate of 400,000 shares of Common Stock purchased through on-market transactions on April 19, 2006, (vi) an aggregate of 1,000,000 shares of Common Stock issuable upon the exercise of the Stock Warrants, (vii) 675,000 shares of Common Stock otherwise purchased by the Funds, and (viii) 100,000 shares of Common Stock issuable upon the exercise of stock warrants otherwise purchased by the Funds (the "Warrants").

     Other than as described in this Item 5, to the knowledge of the Reporting Persons no shares of Common Stock are beneficially owned by any of the persons name in Item 2.

     (b) For purposes of Rule 13-d-3 under the Securities Exchange Act of 1934, the Reporting Persons may be deemed to beneficially own the Common Stock described in Item 5(a) above because Avrora acts as investment advisor to Firebird Avrora Fund, Ltd. ("Avrora Fund"), a private investment fund which owns 1,962,500 shares of Common Stock (including an aggregate of 250,000 shares of Common Stock issuable upon the exercise of the Stock Warrants held by such fund and 65,000 shares of Common Stock issuable upon the exercise of the Warrants by such fund), FGS acts as investment adviser to Firebird Global Master Fund, Ltd. ("Global"), a private investment fund which owns 3,240,000 shares of Common Stock (including an aggregate of 625,000 shares of Common Stock issuable upon the exercise of the Stock Warrants held by such fund and 35,000 shares of Common Stock issuable upon the exercise of the Warrants held by such fund), and Management acts as investment adviser to Firebird Republics Fund, Ltd. ("Republics"), a private investment fund which owns 1,900,000 shares of Common Stock (including an aggregate of 125,000 shares issuable upon the exercise of the Stock Warrants held by such fund) and New Russia Fund, a private investment fund which owns 72,500 shares of Common Stock ("New Russia", and collectively with Avrora Fund, Global and Republics, the "Funds" and each individually a "Fund"). As investment advisers to the Funds, each Reporting Person has voting and investment control with respect to the shares of Common Stock held by their respective advised fund.

     (c)  During  the  past  sixty  days,   the  Funds  have  entered  into  the
transactions described below in respect of the Company's Common Stock.

     Republics entered into a Subscription Agreement with the Company dated as of March 30, 2006 pursuant to which Republics acquired 250,000 shares of Common Stock and Stock Warrants (which upon exercise provide for the issue of 125,000 shares of Common Stock) from the Company for a purchase price of $1,000,000. Global entered into a Subscription Agreement with the Company dated as of March 29, 2006 pursuant to which Global acquired 1,250,000 shares of Common Stock and Stock Warrants (which upon exercise provide for the issue of 125,000 shares of Common Stock) for a purchase price of $5,000,000. Avrora Fund entered into a Subscription Agreement dated as of March 30, 2006 pursuant to which Avrora Fund acquired 500,000 shares of Common Stock and Stock Warrants (which upon exercise provide for the issue of 250,000 shares of Common Stock) for a purchase price of $2,000,000. Each of the Reporting Persons purchased the shares at $4.00 per share.

     Avrora Fund purchased 200,000 shares of Common Stock for a purchase price of $5.00 per share through an on-market purchase on April 19, 2006. Republics purchased 200,000 shares of Common Stock for a purchase price of $5.00 per share through an on-market purchase on April 19, 2006.

     (d) The Funds have the right to receive proceeds from the sale or other disposition of the subject securities.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS ORE RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby supplemented with the addition of the following information:

     As discussed in the response to Item 5(c) above, each of Republics and Avrora Fund entered into a Subscription Agreement with the Company dated as of March 29, 2006 and Global entered into a Subscription Agreement with the Company dated March 30, 2006 (the closing of which occurred on April 11, 2006) pursuant to which the Funds acquired in aggregate 3,000,000 shares of Common Stock (including 1,000,000 shares issuable upon the exercise of the Stock Warrants) from the Company for an aggregate purchase price of $8,000,000. Each of the Funds has also entered into a Registration Rights Agreement with the Company pursuant to which such Fund may request the registration of shares of Common Stock purchased under the Subscription Agreements, subject to the satisfaction of certain conditions.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            1     Joint Filing Agreement dated April 21, 2006.

            2.    Republics Subscription Agreement dated March 30, 2006.

            3.    Global Subscription Agreement dated March 29, 2006.

            4. Avrora Fund Subscription Agreement dated March 30, 2006.

                                S I G N A T U R E

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: April 21, 2006                Firebird Avrora Advisors LLC




                                           /s/
                                    -----------------------------
                                     Name   Harvey Sawikin
                                     Title: Principal


                                    Firebird Management LLC.


                                           /s/
                                    -----------------------------
                                     Name:  Harvey Sawikin
                                     Title: Principal


                                    FGS Advisors LLC


                                           /s/
                                    -----------------------------
                                     Name:  Harvey Sawikin
                                     Title: Principal

                             JOINT FILING AGREEMENT

      This Agreement is filed as an exhibit to Amendment No. 3 being filed by Firebird Avrora Advisors LLC, FGS Advisors, LLC and Firebird Management LLC in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Amendment No. 3 to which this Agreement is attached is filed on behalf of the below-named companies, that they are each responsible for the timely filing of the Amendment No 3 and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated:  April 21, 2006

                                    FIREBIRD AVRORA ADVISORS LLC


                                    By:   /s/
                                         ------------------------
                                    Name:  Harvey Sawikin
                                    Title: Principal


                                    FGS ADVISORS, LLC


                                    By:   /s/
                                         ------------------------
                                    Name:  Harvey Sawikin
                                    Title: Principal


                                    FIREBIRD MANAGEMENT LLC


                                    By:   /s/
                                         ------------------------
                                    Name:  Harvey Sawikin
                                    Title: Principal